FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number     0-16174

Teva Pharmaceutical Industries Limited

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

As previously announced, Teva Pharmaceutical Finance II, LLC, a special purpose finance subsidiary, intends to offer approximately $1 billion of twenty-year convertible senior debentures. The debentures are expected to be guaranteed by Teva and to be convertible into American Depositary Receipts of Teva. Pricing of the offering was announced on January 22, 2004. In connection with the offering, an Underwriting Agreement, dated as of January 22, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva and Lehman Brothers Inc., Credit Suisse First Boston LLC and Citigroup Global Markets Inc., as Representatives of the several Underwriters party thereto, is filed as Exhibit 1.1 and is incorporated herein by reference. In addition, a form of First Supplemental Senior Indenture, dated as of January 27, 2004, by and among Teva Pharmaceutical Finance II, LLC, Teva and The Bank of New York, as trustee, is filed as Exhibit 4.2 and incorporated herein by reference.

A legality opinion issued by Willkie Farr & Gallagher LLP is attached hereto as Exhibit 5.1 and is incorporated herein by reference.

A legality opinion issued by Tulchinsky-Stern & Co. is attached hereto as Exhibit 5.2 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/S/ DAN SUESSKIND

Name: Dan Suesskind
Title: Chief Financial Officer

Date: January             , 2004

EXHIBITS

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of January 22, 2004, among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and Lehman Brothers Inc., Credit Suisse First Boston LLC and Citigroup Global Markets Inc., as Representatives of the several Underwriters party thereto.

4.2	Form of First Supplemental Senior Indenture, dated as of January 27, 2004, among Teva Pharmaceutical Finance II, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee

5.1	Opinion of Willkie Farr & Gallagher LLP (incorporated herein by reference).

5.2	Opinion of Tulchinsky-Stern & Co. (incorporated herein by reference).

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